J.P. MORGAN CHASE & CO.

270 Park Avenue

New York, NY 10017

June 29, 2004

VIA FAX AND EDGAR

Mr. Christopher Windsor

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	J.P. Morgan Chase & Co.

Registration Statement on Form S-3 (File No. 333-116775)

Dear Mr. Windsor:

Pursuant to Rule 473 of the Securities Act of 1933, as amended, the following delaying amendment is hereby incorporated by reference into the front cover page of the above referenced Registration Statement on Form S-3:

“THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.”

Should you have any questions, please call the undersigned at (212) 270-0938 or Maripat Alpuche of Simpson Thacher & Bartlett LLP at (212) 455-3971.

Very truly yours, J.P. MORGAN CHASE & CO.

By:	/S/ NEILA B. RADIN
	Name:	Neila B. Radin
	Title:	Senior Vice President and Associate General Counsel